Exhibit 99.3 - Press Release dated September 26, 2007


   SOUTH TEXAS OIL COMPANY ACQUIRES ADDITIONAL WORKING INTERESTS IN OPERATED
          PROPERTIES AND RECEIVES CREDIT LINE INCREASE TO $30 MILLION

Austin, Texas - September 26, 2007 - South Texas Oil Company (OTCBB: STXX), an independent energy company today announced that it recently acquired additional working interests in south central Texas for approximately $10 million and received an increase in its current credit line from $15 million to $30 million.

South Texas Oil Company's CEO, Murray Conradie stated, "We are pleased to announce this acquisition of additional working interests in our Bastrop 1 field as it increases our net royalty interest in the field to approximately 51%. We are currently drilling 2 new wells per month in our Bastrop field which is proving to be a significant new find for the Company."

The interests acquired increase South Texas Oil's current net royalty interest in the acquired leases by 37.5%. The acquisition was funded by paying $7.5 million in cash, issuing a promissory note for $1.5 million and issuing restricted shares valued at $1 million.

"We are extremely proud to announce this increase in our credit line as it shows the increasing confidence our lender has in our operations and the company's long term strategy. This line will be used to accelerate additional growth by drilling more wells, adding to our executive team and continued growth of the Company," concluded Murray Conradie.

ABOUT SOUTH TEXAS OIL COMPANY

South Texas Oil Company has mineral interests in 43,244 acres of oil and gas properties made up of approximately 20,000 acres in north east Colorado, 18,000 acres in south central Texas and 5,244 acres in southwest Texas.

Certain statements made in this press release contain forward-looking statements that involve a number of risks and uncertainties. This forward-looking information is based on certain assumptions, including, among others, presently known physical data concerning size and character of reservoirs and economic recoverability. Some of these expectations may be based upon assumptions or judgments that prove to be incorrect. In addition, operations involve numerous risks and uncertainties, many of which are beyond South Texas Oil's control, which could result in expectations not being realized or otherwise materially affect the financial condition, results of operation and cash flows. Additional information regarding these and other risks are contained in South Texas Oil's filings with the Securities and Exchange Commission.

Contact:

Investor Contact:
BPC Financial Marketing
John Baldissera
800-368-1217